FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 20, 2017

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES NEGOTIATIONS WITH PARTNER
COMMUNICATIONS COMPANY RE POTENTIAL FIBER
INFRASTRUCTURE DEPLOYMENT AND RIGHT OF USE AGREEMENT

Netanya, Israel – November 20, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that it is holding negotiations with Partner Communications Company Ltd. or Partner, another Israeli telecommunications operator, regarding a potential long term cooperation agreement for the deployment of fiber optic infrastructure by both companies, whereby each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) in the other party's present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel.

The agreement, if concluded and executed, will allow the companies to avoid duplicated future deployment, as well as allow the Company to reduce costs while improving its ability to provide quality services. The effect of the agreement on the Company's results of operations, if concluded and executed, is subject to the actual cooperation executed.

The finalization of the agreement is subject to further negotiations between the parties and if concluded, the execution of the agreement will be subject to the required regulatory approvals. There is no assurance that the negotiations will be concluded nor that regulatory approvals will be received or that the agreement will be executed.

At the same time, the Company is exploring other ways to accelerate the deployment of an independent fiber infrastructure.

For additional details see the Company's annual report the year ended December 31, 2016 on Form 20-F dated March 20, 2017 under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment" and " –Internet Infrastructure and ISP Business".

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential transaction and execution thereof and the benefits therefrom, are subject to uncertainties and assumptions about the completion of the negotiations, approval of the transaction by the Company's board of directors, the receipt of the necessary approvals, the parties' ability to execute the contemplated arrangements and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.779 million cellular subscribers (as at June 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 20, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary